UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 23, 2025
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca; Arrived Series Adams; Arrived Series Bayne; Arrived Series Boxwood; Arrived Series Langley; Arrived Series Misty; Arrived Series Metallo; Arrived Series Presidio; Arrived Series Spangler; Arrived Series Tomlinson

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On May 23, 2025, Arrived Homes 3, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on May 27, 2025 and is expected to be paid on May 27, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated January 30, 2025 (“Offering Circular”).

Series of Arrived Homes 3, LLC	Dividend Amount per Share
Haven	$ 0.039
Chilhowee	$ 0.035
Sheezy	$ 0.046
Cristalino	$ 0.031
Hermanos	$ 0.034
Bowling	$ 0.034
Camellia	$ 0.044
Brookwood	$ 0.036
Lithonia	$ 0.018
Haverhill	$ 0.038
Woodwind	$ 0.011
Aspen	$ 0.017
Bennett	$ 0.043
Benny	$ 0.034
Montgomery	$ 0.031
Summerglen	$ 0.045
Westhaven	$ 0.035
Cordero	$ 0.047
Wheeler	$ 0.057
Watson	$ 0.050
Ethan	$ 0.021
Helmerich	$ 0.042
Claremore	$ 0.032
Bryant	$ 0.031
Hancock	$ 0.037
Wynde	$ 0.047
Haikey	$ 0.035
Arkoma	$ 0.049
Gordon	$ 0.043
Lucas	$ 0.011
Woodland	$ 0.039
Macomber	$ 0.037
Meridian	$ 0.035
Pongo	$ 0.032
Perdita	$ 0.029
Bean	$ 0.042
Ellie	$ 0.017
Antares	$ 0.032
Bluebell	$ 0.041
Aramis	$ 0.042
Barclay	$ 0.034
Athos	$ 0.022
Bradford	$ 0.032
Caterpillar	$ 0.019
Liberty	$ 0.025
Mallard	$ 0.056
Roanoke	$ 0.048
Zane	$ 0.058
Sherwood	$ 0.053
Tansel	$ 0.016
Tytus	$ 0.053
Williamson	$ 0.046
Arya	$ 0.034
Sansa	$ 0.056
Marcy	$ 0.043
Hedgecrest	$ 0.031
Haybridge	$ 0.023
Layla	$ 0.044
Lola	$ 0.045
Ratliff	$ 0.040
Collinison	$ 0.031
Hardman	$ 0.038
Pebblestone	$ 0.043
Keystone	$ 0.041
Northbrook	$ 0.038
Rachel	$ 0.042
Frances	$ 0.049
Ross	$ 0.045
Northridge	$ 0.034
Wyndhurst	$ 0.023
Vanzant	$ 0.036
Glenncrest	$ 0.052
Oakland	$ 0.047
Laurel	$ 0.047
Phoebe	$ 0.039
Johnson	$ 0.039
Sedgefield	$ 0.041
Robinson	$ 0.044
Seneca	$ 0.039
Adams	$ 0.034
Bayne	$ 0.034
Boxwood	$ 0.033
Langley	$ 0.048
Misty	$ 0.035
Presidio	$ 0.029
Tomlinson	$ 0.038

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 23, 2025.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer